Filed by Robertson-Ceco Corporation
                                        pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to
                                        Rule 14a-12 and
                                        Rule 14d-2 under the Securities Exchange
                                        Act of 1934

                                        Subject Company: Butler Manufacturing
                                        Company

                                        Commission File No. 001-12335

                                        Date: April 22, 2004

         The following press release was issued by Robertson-Ceco Corporation

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CONTACTS:

FROM ROBERTSON-CECO CORPORATION:
Christopher B. Campbell
Tel:  (312) 419-8220
Fax: (312) 419-9417
ccampbell@heico-acq.com

FROM CCG INVESTOR RELATIONS:
Crocker Coulson, Partner
Tel:  (818) 789 0100
crocker.coulson@ccgir.com


           ROBERTSON-CECO CORPORATION AMENDS OFFER TO $24.50 PER SHARE
                                     IN CASH
    RCC NEGOTIATES ADDITIONAL FINANCING COMMITMENT TO FINANCE THE TRANSACTION

         CHICAGO, April 22, 2004. Robertson-Ceco Corporation, a Delaware corporation ("RCC"), today improved its offer to provide liquidity to shareholders of Butler Manufacturing Company in a combination with the operating businesses of RCC. Under the improved proposal, Butler shareholders will have the right to continue their ownership of shares in the combined company or alternatively to choose to have their Butler shares converted into the right to receive $24.50 per share in cash. All Butler shareholders may elect to receive $24.50 per share in cash for all of their shares.

         In addition to the financing provided by Longleaf Partners Small-Cap Fund ("Longleaf") and The Heico Companies ("Heico"), RCC has negotiated a bridge

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facility to fund/refinance the outstanding debt of Butler. The financing is not dependent upon the assets or credit rating of Butler.

         In addition to the above bridge financing, Longleaf has proposed to purchase up to $100 million shares of the combined entity at a purchase price of $23 per share. The funds received from Longleaf would be used to pay the cash conversion price for Butler shares, at a purchase price of $24.50 per share. If additional funding is needed to pay for Butler shares exchanged for cash, The Heico Companies (owner of 97% of RCC) would purchase additional newly issued Butler shares at $23 per share to cover the additional funding requirements. If less than $60 million is required to repurchase shares, Longleaf's investment would be reduced to $60 million and any excess by which $60 million exceeds the amount necessary to fund the cash conversion of Butler shares will be applied to reduce Butler debt. It should be emphasized that the Longleaf and Heico investments will be in the common equity of the combined enterprise and will therefore rank equally with outstanding shares issued to current Butler shareholders who elect to retain stock ownership.

         RCC's amended proposal is clearly SUPERIOR to the proposal by Blue Scope. The Blue Scope proposal forces all Butler shareholders to accept $22.50 per share in cash, an amount determined at a low point in the business cycle. Acceptance of the Blue Scope proposal will eliminate the opportunity for shareholders to participate in the increased values which RCC expects will result from an improved business cycle for pre-engineered metal buildings, as well as the synergies and improved margins which could be realized in a combined enterprise.

         "We believe that RCC and our financial partners bring all the requisite resources to successfully fund this transaction." said Michael E. Heisley, Sr., Chief Executive Officer of Robertson-Ceco.

ABOUT ROBERTSON-CECO

Robertson-Ceco manufactures pre-engineered metal buildings for the industrial and construction industries. The company's three metal-building manufacturing companies, Ceco Building Systems, Star Building Systems, and H. H. Robertson Building Systems, operate five plants in the US and one in Canada. It manufactures buildings that range in size from under 150,000 sq. ft. to up to 1 million sq. ft. and up to four stories high. Robertson-Ceco sells through builder/dealer networks in the US and Canada and through direct sales and local dealers in Asia. The company employs approximately 1450 people.

                                      # # #

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   NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS:

                           FORWARD LOOKING STATEMENTS

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. You are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of RCC. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of RCC and Butler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the RCC/Butler transaction may not be fully realized or realized within the expected time frame; (3) revenues following the RCC/Butler transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the RCC/Butler transaction; (5) the regulatory approvals required for the RCC/Butler transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) fluctuations in customer demand, order patterns and pricing pressures which could affect demand for RCC or Butler services; (9) industry cyclicality and seasonality; (10) changes in labor, equipment and capital costs or availability; (11) general business and economic conditions; and (12) other risks described from time to time in Butler's periodic reports filed with the Securities and Exchange Commission (the "Commission").

         Any information concerning Butler contained in this filing has been taken from, or is based upon, publicly available information. Although RCC does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, RCC does not take any responsibility for the accuracy or completeness of such information.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Butler or the combined company. Investors and security holders are urged to read the disclosure documents regarding the proposed RCC/Butler transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by RCC. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by RCC with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents (when they are available) may also be obtained for free from RCC by directing a request to Robertson-Ceco Corporation, 5600 Three First National, Chicago, Illinois 60602.

         RCC is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Butler. However, in connection with its proposal to merge with Butler, certain directors and officers of RCC may participate in meetings or discussions with RCC shareholders some of whom may also be Butler shareholders or other persons who may also be Butler

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shareholders. RCC does not believe that any of these persons is a "participant"
as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them.

         If in the future RCC does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Butler in connection with its proposal to merge with Butler it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.